

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2020

Katherine Ramundo
Executive Vice President, Chief Legal Officer and Corporate Secretary
Arconic Rolled Products Corporation
201 Isabella Street
Pittsburgh, Pennsylvania 15212

   Re: **Arconic Rolled Products Corporation**
      Form 10
      Exhibit No. 10.3
      Filed December 17, 2019
      File No. 001-39162

Dear Ms. Ramundo:

   We have concluded our assessment of your redacted exhibit[s] for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

           Sincerely,

           Division of Corporation Finance